

# Suite 1550 – 355 Burrard Street
# Vancouver, B.C., Canada, V6C 2G8
# Tel: (604) 331-1757  Fax: (604) 669-5193

**CDNX - DRK**
**OTC BB - DRKOF**
**October 2, 2003**                                        **Form 20-F File No.: 0-30072**

(Vancouver, B.C., October 2, 2003) – *Derek Oil & Gas Corporation* (the "Company"). The Company reported today, further to its news release of September 26, 2003 announcing the second tranche closing of a private placement announced on June 23, 2003 that Charles A. Haegelin, of Albuquerque, New Mexico, acquired 666,667 units at a price of $0.15 per unit, each unit consisting of a common share and one-half of one common share purchase warrant. Each common share purchase warrant acquired entitles the holder to acquire one additional common share at a price of $0.20 per share for a period of one year. Assuming the exercise of these warrants together with warrants previously held by Mr. Haegelin, those shares together with shares previously held by Mr. Haegelin would represent 19.5% of the outstanding common shares of the Company. The Company understands that these securities represent all of the direct and indirect holdings of Mr. Haegelin in the Company, that the securities were acquired for investment purposes and that Mr. Haegelin does not intend to acquire any further shares of the Company at the present time.

*-30-*

**DEREK OIL & GAS CORPORATION**


**_"Barry C.J. Ehrl"_**
**Barry C.J. Ehrl, Director**

For further information please contact Investor Relations 1-888-756-0066 or (604) 331-1757
**www.derekresources.com**
Corporate e-mail:  info@derekresources.com

*The Canadian Venture Exchange has neither approved nor disapproved*
*the information contained herein*